UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 73)*

NL Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.125 per share
(Title of Class of Securities)

629156 40 7
(CUSIP Number)

Robert D. Graham
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2620
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2019
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 629156 40 7

1	NAMES OF REPORTING PERSONS Valhi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,389,531
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,389,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,389,531
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  629156 40 7

1	NAMES OF REPORTING PERSONS Dixie Rice Agricultural L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,389,531
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,389,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,389,531
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.  629156 40 7

1	NAMES OF REPORTING PERSONS Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,389,531
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,389,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,389,531
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  629156 40 7

1	NAMES OF REPORTING PERSONS Lisa K. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,389,531
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,389,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  629156 40 7

1	NAMES OF REPORTING PERSONS Serena Simmons Connelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER 40,389,531
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER 40,389,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  629156 40 7

1	NAMES OF REPORTING PERSONS Harold C. Simmons Family Trust No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,389,531
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,389,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

AMENDMENT NO. 73
TO SCHEDULE 13D

Capitalized terms not otherwise defined in this Amendment No. 73 to this Statement on Schedule 13D (this “Statement”) shall have the meanings assigned to such terms in Amendment No. 71 to this Statement.  This Statement relates to the common stock, par value $0.125 per share (the “Shares”), of NL Industries, Inc., a New Jersey corporation (“NL”).  Items 2, 4, 5 and 7 of this Statement are hereby amended as set forth below.  The Reporting Persons (as defined below) are filing this amendment as a result of the appointment of a successor trustee of the Family Trust (as defined below).

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows.

(a) The following entities or persons are filing this Statement (collectively, the “Reporting Persons”):

•	Valhi, Inc. (“Valhi”) as a direct holder of Shares;

•	Dixie Rice Agricultural L.L.C. (“Dixie Rice”) and Contran Corporation (“Contran”) by virtue of their direct and indirect, respectively, ownership of Valhi;

•	Lisa K. Simmons by virtue of ownership of outstanding voting stock of Contran by her and entities related to her, and her position as co-chair of the Contran board of directors (the “Contran Board”);

•	Serena Simmons Connelly by virtue of ownership of outstanding voting stock of Contran by her and entities related to her, and her position as co-chair of the Contran Board; and

•	the Harold C. Simmons Family Trust No. 2 (the “Family Trust”), by virtue of its ownership of outstanding voting stock of Contran.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or her behalf.

The following is a description of the relationships among the Reporting Persons.

A majority of Contran’s outstanding voting stock is held directly by Ms. Simmons and Ms. Connelly and various family trusts established for the benefit of Ms. Simmons and Ms. Connelly and their children and for which Ms. Simmons or Ms. Connelly, as applicable, serves as trustee (collectively, the “Other Trusts”). The remainder of Contran’s outstanding voting stock is held by the Family Trust, for which Ms. Simmons and Ms. Connelly previously served as co-trustees.  Ms. Simmons and Ms. Connelly are sisters.

Effective July 16, 2019, and upon entry of an agreed final judgment by the probate court of Dallas County in the state of Texas (the “Final Judgment”), Ms. Simmons and Ms. Connelly appointed Terri Lacy and Kalita Blessing, respectively, as successor co-trustees of the Family Trust.  Effective September 3, 2019, each of Ms. Lacy and Ms. Blessing resigned as a trustee of the Family Trust.  Effective September 3, 2019, each of Ms. Simmons and Ms. Connelly appointed Tolleson Private Bank (the “Trustee”) as successor trustee of the Family Trust. Pursuant to the Final Judgment, Ms. Simmons and Ms. Connelly retain the ability to appoint qualifying successor trustees of the Family Trust if the then-serving trustee resigns or otherwise does not serve as trustee.

Ms. Simmons and Ms. Connelly serve as co-chairs of the Contran Board, and one other member of Contran management also serves on the Contran Board.  The Trustee of the Family Trust has the power to vote and direct the disposition of the shares of Contran stock held by the Family Trust.  Ms. Simmons and Ms. Connelly each has the power to vote and direct the disposition of shares of Contran stock they hold directly or which is held by the Other Trusts for which they serve as trustee.

Contran is the holder of the sole membership interest of Dixie Rice and may be deemed to control Dixie Rice.

Ms. Simmons, Ms. Connelly and the Family Trust directly hold, or are related to the following persons or entities that directly hold, the following percentages of the 48,755,734 Shares outstanding as of the close of business on August 30, 2019 based on information from NL (the “Outstanding Shares”):

Valhi	82.8%
Kronos Worldwide (“Kronos Worldwide”)	Less than 1%
Serena Simmons Connelly	Less than 1%

Together, Valhi and Kronos Worldwide may be deemed to control NL.

Ms. Simmons, Ms. Connelly and the Family Trust directly hold, or are related to the following persons or entities that directly hold, the following percentages of the outstanding shares of Kronos Worldwide common stock:

Valhi	50.1%
NLKW Holding LLC (“NLKW”)	30.4%
Contran	Less than 1%
Serena Simmons Connelly	Less than 1%

Together, Valhi, NL (and its wholly owned subsidiary NLKW) and Contran may be deemed to control Kronos Worldwide.

Ms. Simmons, Ms. Connelly and the Family Trust directly hold, or are related to the following persons or entities that directly hold, the following percentages of the outstanding shares of Valhi common stock:

Dixie Rice	92.6%
Serena Simmons Connelly	Less than 1%

Dixie Rice may be deemed to control Valhi.

NL (including a wholly owned subsidiary of NL) and Kronos Worldwide own 14,372,970 shares and 1,724,916 shares, respectively, of Valhi common stock.  As already stated, Valhi is the direct holder of approximately 82.8% of the outstanding shares of common stock of NL and 50.1% of the outstanding shares of Kronos Worldwide common stock.  As a result of Valhi’s direct and indirect ownership of NL and Kronos Worldwide and pursuant to Delaware law and Section 13(d)(4) of the Exchange Act, Valhi treats the shares of Valhi common stock that NL and Kronos Worldwide own as treasury stock for voting purposes.  For the purposes of this statement, such shares of Valhi common stock that NL and Kronos Worldwide hold are not deemed outstanding.

By virtue of the stock ownership of each of Kronos Worldwide, NL, Valhi, Dixie Rice and Contran, Ms. Simmons and Ms. Connelly being beneficiaries of the Family Trust, the direct holdings of Contran voting stock by each of Ms. Simmons, Ms. Connelly and the Other Trusts, the positions as co-chairs of the Contran Board by each of Ms. Simmons and Ms. Connelly, and the Family Trust’s ownership of Contran voting stock, in each case as described above, (a) Ms. Simmons, Ms. Connelly and the Family Trust (and the Trustee, in its capacity as trustee of the Family Trust) may be deemed to control Contran, Dixie Rice, Valhi, NL and Kronos Worldwide and (b) Ms. Simmons, Ms. Connelly, the Family Trust (and the Trustee, in its capacity as trustee of the Family Trust), Contran, Dixie Rice, Valhi, NL and Kronos Worldwide may be deemed to possess indirect beneficial ownership of, and a pecuniary interest in, shares of common stock directly held by such entities, including any Shares.  However, Ms. Simmons, Ms. Connelly and the Family Trust (and the Trustee) each disclaims beneficial ownership of, and such pecuniary interest in, such shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of their direct beneficial ownership, if any, in shares of such entities.

Certain information concerning the directors and executive officers of Valhi, Dixie Rice and Contran is set forth on Schedule B attached hereto and incorporated herein by reference.

(b) The principal offices of Valhi, Dixie Rice and Contran are located at, and the business address of Lisa K. Simmons and Serena Simmons Connelly is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.  The business address of the Family Trust is 5550 Preston Road, Suite B, Dallas, Texas 75205.  The business addresses of the remaining directors and executive officers of Dixie Rice and Contran are set forth on Schedule B to this Statement and incorporated herein by reference.

(c) Kronos Worldwide is principally engaged in the international production of titanium dioxide products.

In addition to the manufacturing of security products and recreational marine components engaged in through CompX International Inc., a subsidiary of NL (“CompX”), and the holding of the securities described above as directly held by NL (or one of its wholly owned subsidiaries), NL is principally engaged through a subsidiary in reinsurance brokerage and risk management.

In addition to the activities engaged in through Kronos Worldwide and NL, Valhi is engaged through certain of its subsidiaries in real estate management and development.

In addition to activities engaged in through Valhi and the other companies it may be deemed to control, as described above, Dixie Rice is principally engaged in holding the securities described above as directly held by Dixie Rice and in land management and oil and gas activities.

Contran is principally engaged in the activities engaged in through Dixie Rice and Valhi.

The Family Trust is a trust organized under the laws of the state of Texas.

(d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Valhi and Contran are Delaware corporations. Dixie Rice is a Louisiana limited liability company.  The Family Trust is a trust created under the laws of the state of Texas.  Except as noted in Schedule B, Lisa K. Simmons, Serena Simmons Connelly and all the persons named on Schedule B to this Statement are citizens of the United States.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows.

Depending upon their evaluation of NL’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

On the day of each annual stockholder meeting of NL, each of its eligible directors elected on that date receives a grant of Shares pursuant to a formula based on the closing price of a Share on the date of the meeting.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows.

(a) The following entities or persons directly hold the following Shares:

Reporting Persons	Shares Directly Held

Valhi.	40,387,531
Kronos Worldwide	2,000
Serena Simmons Connelly	500
Total	40,390,031

By virtue of the relationships described under Item 2 of this Statement:

(1) Valhi, Dixie Rice, Contran, Ms. Simmons and the Family Trust (and the Trustee, in its capacity as trustee of the Family Trust) may each be deemed to be the beneficial owner of the 40,389,531 Shares (approximately 82.8% of the Outstanding Shares) that Kronos Worldwide and Valhi hold directly; and

(2) Ms. Connelly may be deemed to be the beneficial owner of the 40,390,031 Shares (approximately 82.8% of the Outstanding Shares) that she, Kronos Worldwide and Valhi hold directly.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D, except (with respect to the applicable Reporting Person only) for the Shares such Reporting Person holds directly.

In addition, each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of Valhi, NL, Kronos Worldwide and/or CompX (collectively, the “Companies”) or any securities of any of the Companies or (ii) a member of any syndicate or group with respect to any of the Companies or any securities of any of the Companies.

(b) By virtue of the relationships described in Item 2 of this Statement:

(1) Valhi, Dixie Rice, Contran, Ms. Simmons, Ms. Connelly and the Family Trust (and the Trustee, in its capacity as trustee of the Family Trust) may be deemed to share the power to vote and direct the disposition of the 40,389,531 Shares (approximately 82.8% of the Outstanding Shares) that Kronos Worldwide and Valhi hold directly; and

(2) Ms. Connelly may be deemed to have sole power to vote and direct the disposition of the 500 Shares (approximately 0.0% of the Outstanding Shares) that she directly holds.

The Reporting Persons understand, based on ownership filings with the SEC or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Shares as indicated on Schedule C to this Statement.

(d) Valhi, Kronos Worldwide and Ms. Connelly each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and supplemented as follows.

Exhibit 1*	Joint Filing Agreement dated as of September 4, 2019, among the Reporting Persons.

*  Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 4, 2019

/s/ Lisa K. Simmons
Lisa K. Simmons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 4, 2019

/s/ Serena Simmons Connelly
Serena Simmons Connelly

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 4, 2019

/s/ Robert D. Graham
Robert D. Graham, Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 4, 2019

Harold C. Simmons Family Trust No. 2

By:	Tolleson Private Bank, not in its individual capacity but solely as trustee of the Harold C. Simmons Family Trust No. 2

By:	/s/ Tracey L. Reyes
Name:	Tracey L. Reyes
Title:	Vice President, Director of Private Trust

SCHEDULE A

ROBERT D. GRAHAM, for the entities set forth below, as the officer stated:

Entity	Officer positions
Contran Corporation	President and Chief Executive Officer
Dixie Rice Agricultural L.L.C.	President and Chief Executive Officer
Valhi, Inc.	Vice Chairman of the Board, President and Chief Executive Officer

SCHEDULE B

The names of the directors and executive officers of Valhi, Dixie Rice and Contran and their present principal occupations are set forth below.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name	Present Principal Occupation

Thomas E. Barry	Professor of marketing, emeritus at the Edwin L. Cox School of Business at Southern Methodist University; and a director of CompX and Valhi

James W. Brown	Senior vice president and chief financial officer of Kronos Worldwide and Valhi

Serena S. Connelly	Co-chair of the board of Contran

Steven S. Eaton	Vice president, internal control over financial reporting of CompX, Kronos Worldwide, NL and Valhi

Loretta J. Feehan	Chair of the board (non-executive) of CompX, Kronos Worldwide, NL and Valhi; and certified public accountant who consults on financial and tax matters

Robert D. Graham
Vice chairman of the board of CompX; vice chairman of the board and chief executive officer of NL; vice chairman of the board, president and chief executive officer of Kronos Worldwide and Valhi; chairman of the board, president and chief executive officer of Dixie Rice; and director, president and chief executive officer of Contran

Jane R. Grimm	Vice president and secretary of CompX and Valhi

Bryan A. Hanley	Vice president and treasurer of CompX, NL, Kronos Worldwide, Valhi and Contran

Terri L. Herrington	Private investor; and a director of CompX and Valhi

Name	Present Principal Occupation

Janet G. Keckeisen	Vice president, corporate strategy and investor relations of Kronos Worldwide and Valhi

Kelly D. Luttmer	Executive vice president and chief tax officer of CompX, Kronos Worldwide, NL, Valhi, Dixie Rice and Contran

W. Hayden McIlroy (1)	Private investor primarily in real estate; and a director of Valhi

Andrew B. Nace
Executive vice president of CompX, Kronos Worldwide and NL; executive vice president, general counsel and secretary of Valhi; and executive vice president, general counsel and secretary of Dixie Rice and Contran

Courtney J. Riley	Vice president, environmental affairs of Kronos Worldwide; president of NL; executive vice president, environmental affairs of Valhi; and senior vice president, environmental affairs of Contran

Amy Allbach Samford	Vice president and chief financial officer of CompX and NL; and vice president and controller of Valhi and Contran

Lisa K. Simmons	Co-chair of the board of Contran

Michael S. Simmons	Vice president, finance of Kronos Worldwide; and vice president and chief accounting officer of Valhi

John A. Sunny	Vice president and chief information officer of Kronos Worldwide; and vice president, information technology of Valhi and Contran

Gregory M. Swalwell	Executive vice president, chief financial officer and chief accounting officer of Dixie Rice and Contran

Mary A. Tidlund (2)	Private investor; and a director of CompX and Valhi

(1)	The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(2)	Ms. Tidlund is a citizen of Canada.

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held

James W. Brown	-0-

Thomas E. Barry	-0-

Serena S. Connelly	500	(1)

Steven S. Eaton	-0-

Loretta J. Feehan	14,250

Robert D. Graham	6,500

Jane R. Grimm	-0-

Bryan A. Hanley	-0-

Terri L. Herrington	-0-

Janet G. Keckeisen	-0-

Kelly D. Luttmer	-0-

W. Hayden McIlroy	-0-

Andrew B. Nace	-0-

Courtney J. Riley	-0-

Amy Allbach Samford	-0-

Lisa K. Simmons	-0-	(2)

Michael S. Simmons	-0-

Gregory M. Swalwell	-0-

Mary A. Tidlund	-0-

(1)
Does not include other Shares of which Ms. Connelly may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Except for the 500 Shares she holds directly, Ms. Connelly disclaims beneficial ownership of all Shares.

(2)
Does not include Shares of which Ms. Lisa Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Ms. Simmons disclaims beneficial ownership of all Shares.